Exhibit 8

List of Subsidiaries

Name of subsidiary	Jurisdiction of Incorporation

Matix IT Ltd.	Israel
Magic Software Enterprises Ltd.	Israel
nextSource Inc.	United States
Sapiens International Corporation N.V.	Netherlands Antilles Islands